Carbon Counts



Help us plant 1 billion trees!

LETTER ⌄

Dear investors,

The mission and business model of Carbon Counts and the EverForest game remain as compelling as ever and our prospects are strong. Carbon Counts will simultaneously build a highly valuable business that delivers venture returns while at the same time having a transformative impact on the world. The 8 billion people on Earth know that our climate is changing and that biodiversity and nature are suffering. For the first time, EverForest will give people and easy, social, and fun way to move from feeling helpless to being a helper. The team is grateful for investor support and is working hard every day to ready EverForest for massive global expansion. Thank you and much more to come!

We need your help!

Right now, the best thing that investors can do is to download EverForest, play the game, share feedback with us directly so that we can continue to improve, and if you like the experience, tell your friends about it so that we can spread the word as widely as possible. In 2025, we expect EverForest to hit all our critical KPIs and be ready for Series A funding and very significant scale. We will keep investors informed as we hit those milestones and with further ideas for how to help.

Sincerely,

Michael Libenson

Co-Founder & CEO

Vikram Sahai

Co-Founder & CTO

How did we do this year?

REPORT CARD

B+

☺ The Good

EverForest hit global soft launch in Sept. D1 retention exceeds the 40% target & additional KPIs improving. CPI meeting goal.

We were recognized in Aug by the World Economic Forum as one of the top innovators in the world in the UpLink Biodiversity Challenge

Our partner EarthLungs has now planted just under 2M mangrove trees in Kenya. They are ready to scale when we ramp up our funding.

☹ The Bad

Fundraising in mobile gaming remains at the lowest level in over 5 years. Only 1% of similar startups have raised a Series A.

We reduced staff twice, first in March and then again in Nov. While this was difficult, the team remains motivated & deeply capable.

Game development would ideally be at breakeven economics now as opposed to being tantalizingly close to that objective

2024 At a Glance

January 1 to December 31



$8,153 +514%

Revenue



-$2,630,929

Net Loss



$0

Short Term Debt



$1,973,954

Raised in 2024





$877,028

Cash on Hand
As of 03/ 5/25

INCOME　　BALANCE　　NARRATIVE



● Revenues　　● Profit

$1,327　　　　　　　　　　$8,153

-$2,630,929

-$3,555,622

2023　　　　　　　　　　　2024

Net Margin: -32,269%　　Gross Margin: 0%　　Return on Assets: -2,049%　　Earnings per Share: -$0.34

Revenue per Employee: $906　　Cash to Assets: 76%　　Revenue to Receivables: ~　　Debt Ratio: 0%

📄 Carbon_Counts_-_GAAP_Financial_Report.docx.pdf

We ❤ Our 139 Investors

Thank You For Believing In Us

Samik Mukherjee
Sumith Jain
Michael Moore
Zev Nicolai-Scanio
Gershon Bialer
Prasad Matti Rao
Adam Catron
Oralia Gil
Jason Pauli
Connor Fata
Laura Vaughn
Melanie Farrugia
Michael Schreck
Michelle Werle
Robert Hansen
Elena Savenko
Becky Conway
Kristin Ritter
Georgianna M Bishop
Jean Martin
Bjarne Maschoreck
Alice Liu

Andre Harrell
Roland Kacin
Mark Perlmutter
Adam Balog
Dinh Long Pham
Arvind Singhal
Kweku Hanson
Alejandro Estevez
Holt Walti
Tom Paynter
Simon Rawlinson
Clarence Mouton
Quimani Neal
Brett Jenks
Rashmi Sinha
Hilary Kuang
Infinite Ventures, LLC
Mark Fichtel
Ers Investments
Andrew Kesin
Jonathan Bekemeier
Thomas Nichols

Hiram Wong
Abbas Chothia
Kartheesan Ragavan
Stephen Anagnostos
Michael Rosa
Ross Dillon
Michael Hanson
Andrew Yung
Sherrill W. ALVIS
Kristha Guanio
Vilma Juusonen
Christina Paquette
Amy T. Roetschke
Ki Bum Kim
David And Barbara...
Ian Findlay
Dillon Esdale
Christina Dowding...
Alyx Struble
Ryan Harris
Ian Calhoun
Stace Lindsay

Nathaniel Adams Jr
Ricardo Maciel Reis
James Irvine
Michael William...
Mba- Akuribila
Bernhard Köhler
Jeffery Sloan
Amit Gupta
Anne Poulsen
Kathie Jones
Erica Johnson
Ben Kok
Diane White
Joshua Murtaugh
Ghedam Bairu
Jeffrey Glueck
Charlie Rose
Bill Cronin
Zolti Spakovszky
Marianne Marie...
William R Rueth III

Andrew Truschinski
Diego Tiziani
Mike Sheehan
Brett Walter
Corwin Alexander...
Katie Johnson
Aldaba Saif Aldarmaki
Emory Allen
Tommy Onik
Tom Koppang
Alec Salyards
David LUTTWAY
Julie Andriolo
Deborah Hartman
Jeff Daniels
Buck French
Jonathan Jennings
David Coppins
Debbie Pryse
Medina Haeri Lanz
Bibhu Mahapatra

David Davenport
Donna Bailey
Deen A
Sean Winner
Storm Connors
Adoude H Bouabey
Harmanjit Katoch
Richard Armstrong
Ronald Hugh...
Madhukar Thakur
Natale Fata
Tara Babcock
James DiMento
Melissa Huffman
Heidi Livengood
Danny Lindley
Kathleen Wolf
Celia Maysles
Thomas Blume
Magdalena Baklinska...
Brian ONeill

Thank You!

From the Carbon Counts Team



Michael Libenson 🔗

Co-Founder & CEO

A 3X entrepreneur and 2X co-founder over the past 23 years, with



Vikram Sahai

Co-Founder & CTO

Excited about using tech and games for good, Vikram is a veteran of 15 two successful exits, including Upromise. Michael is an avid outdoorsman and father of two wh...

years from Google and the founder of two tech start-ups (one sold successfully). He has served on...



Brett Jenks

Co-Founder & Board Chair

An experienced CEO with a career developing conservation solutions that benefit 60+ countries. Currently the CEO of Rare, and serves on the boards of Carbon Counts, Grantha...



Kyle Duncan

Executive Producer

Co-creator of the Plants vs. Zombies Garden Warfare franchise, 23+ years of experience in creating creative...



Nick Clements

Marketing Director

With over 25 years of brand and marketing expertise, Nick has played a pivotal role in fuelling consumer growth for iconic...





James DiMento

UA Director

James brings 8+ years of experience working in growth marketing and user acquisition for mobile apps (Zillow, Rosett...

Tristan Rattink

Head of Studio / SVP, Product

Details

The Board of Directors

Director	Occupation	Joined
Vikram Sahai	CTO @ Carbon Counts	2020
Brett Jenks	CEO @ Rare	2020
Michael Libenson	CEO @ Carbon Counts	2020

Officers

Officer	Title	Joined
Vikram Sahai	CTO and Secretary	2020
Michael Libenson	President and CEO	2020

Voting Power ?

Holder	Securities Held	Voting Power
Michael Libenson	3,000,000 Common Stock	40.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2021	$2,500,000	Safe	Regulation D, Rule 506(b)
08/2022	$4,510,000	Safe	Regulation D, Rule 506(b)
08/2023	$150,000	Safe	Regulation D, Rule 506(b)
08/2023	$50,000	Safe	Regulation D, Rule 506(b)
08/2023	$100,000	Safe	Regulation D, Rule 506(b)
08/2023	$25,000	Safe	Regulation D, Rule 506(b)
10/2023	$25,000	Safe	Regulation D, Rule 506(b)
10/2023	$700,000	Safe	Regulation D, Rule 506(b)
02/2024	$50,000	Safe	Regulation D, Rule 506(b)

02/2024	$50,000	Safe	Regulation D, Rule 506(b)
02/2024	$200,000	Safe	Regulation D, Rule 506(b)
02/2024	$515,000	Safe	Regulation D, Rule 506(b)
04/2024	$133,954		4(a)(6)
05/2024	$100,000	Safe	Regulation D, Rule 506(b)
06/2024	$50,000	Safe	Regulation D, Rule 506(b)
08/2024	$300,000		Regulation D, Rule 506(b)
10/2024	$575,000	Safe	Regulation D, Rule 506(b)
03/2025	$829,225	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Neglected Climate Opportunities LLC	08/12/2024	$300,000	$300,000 ❓	8.0%	08/12/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,822,058	Yes

Warrants: 0
Options: 202

Form C Risks:

Limited Operating History The Company is an early stage company incorporated on July 24, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our marketing, operations, and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Brett Jenks and Vikram Sahai are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Employees / Contractors The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Scalability To increase revenues, the Company must expand our customer base. To accomplish this, we must increase our visibility in the marketplace. Potential customers must be aware we exist and be able to find us. We need to demonstrate how our app can be useful to them. That could require us to devote more resources than expected to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors and in turn, convert them into retained or paying customers. Any number of conditions could affect the success of our marketing efforts, including poorly executed campaigns or an inability to keep up with new technologies, which could have a negative impact on user experience with our app and adversely affect our results of operations and future growth.

Government Regulation/Oversight The Company may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to new state, local and Federal laws and regulations. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Raising Future Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce product development, marketing, engineering, or other expenses. Were forecasted revenue not to materialize, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if the Company does make successful offering(s) in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

Accuracy of Business Projections 1. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from the Company's mobile gaming offering. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. 2. The Company has made certain assumptions about the mobile gaming marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors, changes in the marketplace, and changes in user preferences.

Reliance on Third Party Platforms The Company will continue to rely upon the Unity gaming engine and other service providers to develop and deliver our mobile gaming products, including EverForest. The Company will also rely on key tree planting partners, such as EarthLungs Reforestation Foundation and One Acre Fund. Our ability to grow our business and customer base and deliver tree planting services will depend upon functioning relationships with such partners, including commercially reasonable pricing policies. If we are unable to continue these third party operations, or if we are unable to establish and maintain strong relationships with other key outside parties, our ability to successfully deliver quality products and services to and for our customers in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Intellectual Property We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Security/Privacy Breaches Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Highly Competitive Market The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our EverForest mobile gaming app include major gaming companies worldwide, including King, Metacore, Zynga, and many others. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing mobile gaming apps. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Company Discretion to Spend Investment Funds The Company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on product development, marketing, and operations, including tree planting) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. The proceeds from this offering will be used for the purposes that the company's management deems to be in the best interest of the Company in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgment with respect to application and substantially dependent upon its discretion and judgment with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and the investor may have no recourse. A use of proceeds in a way that is not successful in furthering the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

Founding / Managing Team As a startup organization, the company is still very dependent on its co-founders and senior leadership. If anything catastrophic were to happen to the company's founding team or key employees, the future of the company may be compromised. Co-Founder and Board Chair Brett Jenks is not an employee of the Company and is full-time CEO of Rare. Co-Founder and CTO Vikram Sahai is part-time (as a Board member) with Carbon Counts, though this is his primary business focus.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Carbon Counts Tech PBC

Delaware Public Benefit Corporation
Organized July 2020
9 employees
125 Mt Auburn St
#380443
Cambridge MA 02238 https://carboncounts.tech

Business Description

Refer to the Carbon Counts profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Carbon Counts is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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